FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number:  0-50031

ACREX VENTURES LTD.

1400 - 570 Granville Street, Vancouver, B.C., Canada V6C 3P1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   x       Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _x___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __x___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACREX VENTURES LTD.
(Registrant)

By:   "Carl R. Jonsson"

Name:   Carl R. Jonsson

Title:   Director

Dated:   September 8, 2004

Exhibit Index

Exhibit

Description

September 8, 2004 Press Release

ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752       Fax:  (604) 687-4212

News Release

Tuesday, September 8, 2004, Vancouver, B.C.           Symbol “AKV”: TSX Venture Exchange

SUPPLEMENTAL RELEASE RE MICHAUD, ONTARIO, PROPERTY

Acrex Ventures Ltd. (“Acrex”), in its News Release dated September 7, 2004, referred to a historical inferred resource calculation – which was originally disclosed by Acrex in a News Release dated April 22, 2004.  The following paragraph is from that Release:

“A new NI 43-101 report, dated April 8, 2004, has been prepared for Acrex by an independent Qualified Person, Mr. Hank Meixner, P.Geo.  Additional old technical reports received from Barrick in late 2003 included a revised resource calculation on the Southwest Zone incorporating data from the 44 1997 drill holes completed after the original 1996 resource calculation.  Mr. Meixner has reviewed and reported on both resource calculations.  The 1996 Barrick resource was described by Mr. Meixner in his 2001 report as an inferred resource estimate of 2.4 million tonnes averaging 6.07 g/t gold over a width of 6.4 meters and estimated to contain 468,000 ounces of gold.  The 1997 Barrick recalculation upgraded this inferred resource to 3.2 million tonnes averaging 5.98 g/t gold over an average width of 3.8 meters, estimated to contain approximately 624, 500 ounces of gold.  Mr. Meixner’s reports can be viewed by visiting www.sedar.com.”

In its September 7th Release Acrex also disclosed assay figures which were received with respect to a drill programme which Acrex recently completed on the Michaud, Timmins, property.  The assaying was done on behalf of Acrex by Swastika Laboratories Ltd., of Swastika, Ontario.

Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

“Carl R. Jonsson”

Per:

Carl R. Jonsson,

Secretary

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.